October 4, 2010

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
USA

Commissioners:

We have read Form 6-K of Power Oil and Gas Inc. dated October 4, 2010, expected to be filed with the Securities and Exchange Commission on October 4, 2010, and are in agreement with the statements concerning our Firm.

We have no basis to agree or disagree with the other statements included in such Form 6-K.

Yours very truly,

 /s/ Smythe Ratcliffe LLP
Chartered Accountants